                                  WEBGAIN, INC.


September 20, 2001

VIA EDGAR AND U.S. MAIL
-----------------------

Ms. Meredith Master and Mr. Michael Fay
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, DC  20549

Re:  WebGain, Inc.
     Commission File No. 333-56012
     Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Act"), the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-56012, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on February 21, 2001.

Pursuant to the Registration Statement, the Registrant proposed to register its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares. The offering of the Shares would be a discretionary financing for the Registrant, and the Registrant does not believe that completing a discretionary financing on unfavorable terms would be in the best interests of the Registrant and its stockholders. No securities have been offered or sold under the Registration Statement and all activity in pursuit of the offering has been discontinued. Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. In addition, the Registrant hereby confirms that it may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

If you have any questions regarding the foregoing application for withdrawal, please contact Shane Byrne at (415) 442-1335.

                                  Sincerely,


                                  WebGain, Inc.


                                  By: /s/ Joseph Menard
                                      --------------------------------------
                                      Joseph Menard, Chief Executive Officer